[AF FINANCIAL GROUP LETTERHEAD]

March 2, 2005

VIA EDGAR FILING

AND FIRST CLASS MAIL

John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington DC 20549

RE:	AF Financial Group comment letter dated February 25, 2005
File Number: 000-24479

Dear Mr. Nolan:

I am writing in response to your letter dated February 25, 2005 regarding AF Financial Group’s 10-KSB for the fiscal year ended June 30, 2004 and the 10-QSB for the periods ended September 30, 2004 and December 31, 2004. We understand that the purpose of your review is to assist us in our compliance with disclosure requirements and we appreciate your comments. The supplemental information you requested is included in this response as well as comments to each of the issues you raised.

1.	We will revise our disclosure of critical accounting policies in future filings to provide the additional information you requested; however, we would like to request additional guidance and examples of the information requested.

2.	The critical accounting section will be revised in the 10-KSB for the year ended June 30, 2005 to include our accounting policy for mortgage servicing assets. This information has been included in the Forms 10-QSB for the quarters ended September 30, 2004 and December 31, 2004.

3.	We will include in future filings a discussion describing the systematic analysis and procedural discipline we use to determine the amount of our loan loss allowance.

4.	As of June 30, 2004, we did not maintain an allowance for undisbursed loan and lease commitments.

John P. Nolan

March 2, 2005

5.	We will consider revising the MD&A to provide a discussion of the operating results of each operating segment in future filings. We will determine if additional disclosure is required due to the insignificance of the insurance and brokerage operating results to the total operations of the Company.

6.	We will revise future filings to further explain the reasons for the changes in our provisions for loan losses.

7.	We incurred a $350,000 charge-off during the 2004 fiscal year due to one commercial loan. We advanced the borrower $350,000 over a period of several months. The borrower provided us documents which we believe to have been forged. We discovered this discrepancy and charged-off the loan. We recovered a substantial amount of this charge off during the 2005 fiscal year. We will revise future filings to provide additional details of material charge-offs and recoveries.

8.	We are unaware of any trends, commitments, events, or uncertainties such as planned business acquisitions or opening of new businesses that will result in or that are reasonable likely to result in material changes to our liquidity and capital position other than those in the fourth paragraph on page 15 of our annual report. We do not anticipate any additional insurance acquisitions. Please advise if we should add a statement to the June 30, 2004 10-KSB and file an amended report to reflect this or if the information we supplied is sufficient. We will continue to refer to Item 303 (B) of Regulation S-B and include any information that we become aware of in future reports.

9.	We will revise future filings to disclose in our notes to the financial statements all related party transactions and relationships.

10.	We sell qualified loans to Fannie Mae on a pre-approved basis; therefore, the loans held for sale were not material as of June 30, 2004. We will monitor this amount and separately classify loans held for sale on the face of our balance sheet if this amount becomes material in future filings.

11.	We will revise the statement of cash flows to include loans originated for resale and proceeds from those loans sold in future Forms 10-KSB.

12.	We will revise future filings to include all revenue recognition policies.

13.	All loans sold to Fannie Mare are pre-approved by Fannie Mae. The presold loans listed in note 1 of our annual report include only those loans that we have committed to sell to Fannie Mae. We carry the loans on our statement of financial condition at cost.

14.	We retain servicing rights on the mortgages we have committed to sell to Fannie Mae.

John P. Nolan

March 2, 2005

15.	We do not believe that SFAS 148 has any impact on our financial statements since all of our options are fully vested. We also do not believe that SFAS 150 has any impact on our financial statements since we have not entered into or significantly changed a financial instrument that has characteristics of both a liability and equity.

16.	We sell loans to Fannie Mae and retain the servicing on these loans. We calculated the value of the mortgage servicing rights during the year ended June 30, 2003 as $27,417 and felt that the amount was insignificant; therefore, we did not record these rights on the balance sheet as of June 30, 2003. For the year ended June 30, 2004 we recorded mortgage servicing rights totaling $203,734. This amount is included with prepaid expenses and other assets.

Mortgage servicing assets are calculated consistent with the requirements in SFAS 140. The critical accounting section will be revised in the 10-KSB for the year ended June 30, 2005 to include our accounting policy for mortgage servicing assets. This information has been included in the 10-QSB for the quarters ended September 30, 2004 and December 31, 2004.

17.	We will provide the disclosures required by SFAS 140 in future filings.

18.	We will revise future filings to include additional information on our impaired loans as appropriate.

19.	We will disclose the balance of uninsured deposits in future Forms 10-KSB.

20.	Employee Stock Ownership Plan

•	On October 4, 1996 the ESOP purchased 36,942 shares of common stock with the proceeds from a loan from a third party financial institution. No additional shares have been purchased. The original purchase was recorded with a credit to a liability for the notes payable and a debit to retained earnings.

•	The compensation expense is based on the fair market value of the shares allocated to participants’ accounts which is measured at the time of the allocation.

•	The quarterly contributions to the ESOP to allow the ESOP to make scheduled debt payments are recorded by debiting compensation expense and crediting retained earnings for the amount of the cash contribution the Company makes to repay the loan.

•	Shares are released as the principal balance is paid down on the loan. When we release or allocate shares to participants’ ESOP accounts, a compensation expense is recorded which is measured by the fair market value of stock on the allocation date.

•	We treat only allocated shares or shares committed to be allocated as outstanding when calculating basic and diluted earnings per share.

John P. Nolan

March 2, 2005

21.	All stock options were issued and vested prior to the release of SFAS 148; therefore, we believe that the tabular presentation is not required.

22.	We will revise future Forms 10-QSB as appropriate based on the 10-KSB comments. We would appreciate guidance as to which of the above comments should be addressed in the Forms 10-QSB.

23.	We recorded the severance expense for Mr. Todd during the quarter ended September 30, 2004.

Thank you for reviewing and providing us comments on our reports filed with the SEC. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you soon. If you need any additional information about the information supplied, please let me know.

Sincerely,

/s/ Melanie P. Miller
Melanie P. Miller Executive Vice President Chief Financial Officer